Exhibit 4.2

CHIPOTLE MEXICAN GRILL, INC.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the terms of our capital stock is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (“Certificate”) and Amended and Restated Bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and certain applicable provisions of Delaware law.

Authorized Capital Shares

Our authorized capital shares consist of 230,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 600,000,000 shares of series preferred stock, $0.001 par value per share (“Preferred Stock”). As of December 31, 2019, no shares of Preferred Stock currently are outstanding.  All outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, that may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our shareholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Provisions that Could Delay or Defer a Change in Control

Our Certificate and Bylaws contain provisions that may make the acquisition of control of Chipotle without the approval of our Board of Directors more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by our shareholders. Delaware law also imposes some restrictions on mergers and other business combinations between Chipotle and any holder of 15% or more of the outstanding Common Stock.

Listing

The Common Stock is traded on the New York Stock Exchange under the trading symbol “CMG.”